Free Writing Prospectus Pursuant to Rule 433

Registration No. 333-200647

June 2, 2016

Pricing Term Sheet for Designated Securities

of Aetna Inc. (the “Issuer”)

This pricing term sheet is qualified in its entirety by reference to the preliminary prospectus supplement dated June 2, 2016 filed by the Issuer with the SEC pursuant to Rule 424(b)(3) (the “Preliminary Prospectus Supplement”). The information in this pricing term sheet supplements the Preliminary Prospectus Supplement and updates and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Terms used and not defined herein have the respective meanings assigned to them in the Preliminary Prospectus Supplement.

Issuer:	Aetna Inc.

Expected Ratings (Moody’s/S&P/ Fitch):(1)	Baa2/A-/BBB+

Note Type:	Senior Notes

Legal Format:	SEC Registered

Trade Date:	June 2, 2016

Settlement Date (T+5):	June 9, 2016

	Floating Rate Senior Notes due 2017 (the “Floating Rate Notes”)	Senior Notes due 2018 (the “2018 Notes”)	Senior Notes due 2019 (the “2019 Notes”)	Senior Notes due 2021 (the “2021 Notes”)	Senior Notes due 2023 (the “2023 Notes”)	Senior Notes due 2026 (the “2026 Notes”)	Senior Notes due 2036 (the “2036 Notes”)	Senior Notes due 2046 (the “2046 Notes”)
Principal Amount:	$500,000,000	$1,000,000,000	$1,650,000,000	$1,850,000,000	$1,300,000,000	$2,800,000,000	$1,500,000,000	$2,400,000,000

Maturity Date:	December 8, 2017	June 7, 2018	June 7, 2019	June 15, 2021	June 15, 2023	June 15, 2026	June 15, 2036	June 15, 2046

Coupon:	3-Month LIBOR + 0.650% per annum and reset quarterly	1.700%	1.900%	2.400%	2.800%	3.200%	4.250%	4.375%

Interest Payment Frequency:	Quarterly	Semi-Annually	Semi-Annually	Semi-Annually	Semi-Annually	Semi-Annually	Semi-Annually	Semi-Annually

Interest Payment Dates:	March 8, June 8, September 8 and December 8	June 7 and December 7	June 7 and December 7	June 15 and December 15	June 15 and December 15	June 15 and December 15	June 15 and December 15	June 15 and December 15

First Interest Payment Date:	September 8, 2016	December 7, 2016	December 7, 2016	December 15, 2016	December 15, 2016	December 15, 2016	December 15, 2016	December 15, 2016

Day Count:	Actual/360	30/360	30/360	30/360	30/360	30/360	30/360	30/360

	Floating Rate Senior Notes due 2017 (the “Floating Rate Notes”)	Senior Notes due 2018 (the “2018 Notes”)	Senior Notes due 2019 (the “2019 Notes”)	Senior Notes due 2021 (the “2021 Notes”)	Senior Notes due 2023 (the “2023 Notes”)	Senior Notes due 2026 (the “2026 Notes”)	Senior Notes due 2036 (the “2036 Notes”)	Senior Notes due 2046 (the “2046 Notes”)
Pricing Benchmark:	N/A	0.875% due May 31, 2018	0.875% due May 15, 2019	1.375% due May 31, 2021	1.625% due May 31, 2023	1.625% due May 15, 2026	2.500% due February 15, 2046	2.500% due February 15, 2046

Benchmark Spot:	N/A	99-31	99-18	100-03+	100-00+	98-15	98-10+	98-10+

Benchmark Yield:	N/A	0.891%	1.026%	1.352%	1.623%	1.794%	2.581%	2.581%

Reoffer Spread to Benchmark Treasury:	N/A	85 basis points	90 basis points	105 basis points	120 basis points	145 basis points	170 basis points	180 basis points

Reoffer Yield:	N/A	1.741%	1.926%	2.402%	2.823%	3.244%	4.281%	4.381%

Price to Public / Reoffer Price:	100.000%	99.920%	99.925%	99.990%	99.854%	99.626%	99.585%	99.900%

Underwriting Fees:	0.200%	0.250%	0.450%	0.600%	0.625%	0.650%	0.875%	0.875%

Use of Proceeds:	The net proceeds are expected to be used (i) to fund a portion of the cash portion of the purchase price of the Issuer’s acquisition of Humana Inc. (the “merger”); or (ii) if the merger is not completed, the net proceeds of the offering of the Floating Rate Notes, the 2018 Notes and the 2023 Notes are expected to be used for general corporate purposes, including the possible payment of a termination fee under the merger agreement and repayment of a portion of the Special Mandatory Redemption Notes.

Optional Redemption:	With respect to the Floating Rate Notes, none.

With respect to the 2018 Notes, at any time, the 2018 Notes may be redeemed, in whole or in part at the option of the Issuer, at a redemption price equal to the greater of (a) 100% of the principal amount of the 2018 Notes being redeemed; or (b) the sum of the present value of (i) 100% of the principal amount of the 2018 Notes being redeemed and (ii) all required remaining scheduled interest payments due on the 2018 Notes being redeemed, discounted to, but excluding, the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 15 basis points; plus, in each case, any interest accrued but not paid to, but excluding, the date of redemption.

With respect to the 2019 Notes, at any time, the 2019 Notes may be redeemed, in whole or in part at the option of the Issuer, at a redemption price equal to the greater of (a) 100% of the principal amount of the 2019 Notes being redeemed; or (b) the sum of the present value of (i) 100% of the principal amount of the 2019 Notes being redeemed and (ii) all required remaining scheduled interest payments due on the 2019 Notes being redeemed, discounted to, but excluding, the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus 15 basis points; plus, in each case, any interest accrued but not paid to, but excluding, the date of redemption.

With respect to the 2021 Notes, the 2023 Notes, the 2026 Notes, the 2036 Notes and the 2046 Notes, each series may be redeemed at any time, in whole or in part, at the option of the Issuer (A) prior to the Par Call Date for such series (as set forth in the table below), at a redemption price equal to the greater of (a) 100% of the principal amount of the series of Notes being redeemed; or (b) the sum of the present value of (i) 100% of the principal amount of the series of Notes being redeemed and (ii) all required remaining scheduled interest payments due on the series of Notes being redeemed, in each case calculated as if the maturity date of the series of Notes being redeemed was the Redemption Maturity Date for such series (as set forth in the table below), discounted to, but excluding, the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, plus the Make-Whole Spread for such series (as set forth in the table below) and (B) on or after the Par Call Date for such series (as set forth in the table below), at a redemption price equal to 100% of the principal amount of the series of Notes being redeemed; plus, in each case, any interest accrued but not paid to, but excluding, the date of redemption.

	Series		Par Call Date		Redemption Maturity Date		Make-Whole Spread
	2021 Notes		May 15, 2021		May 15, 2021		20 basis points
	2023 Notes		April 15, 2023		April 15, 2023		20 basis points
	2026 Notes		March 15, 2026		March 15, 2026		25 basis points
	2036 Notes		December 15, 2035		December 15, 2035		30 basis points
	2046 Notes		December 15, 2045		December 15, 2045		30 basis points

	Floating Rate Senior Notes due 2017 (the “Floating Rate Notes”)	Senior Notes due 2018 (the “2018 Notes”)	Senior Notes due 2019 (the “2019 Notes”)	Senior Notes due 2021 (the “2021 Notes”)	Senior Notes due 2023 (the “2023 Notes”)	Senior Notes due 2026 (the “2026 Notes”)	Senior Notes due 2036 (the “2036 Notes”)	Senior Notes due 2046 (the “2046 Notes”)
Special Mandatory Redemption:	If the merger has not been completed by December 31, 2016 (or such later date to which the “End Date” under the merger agreement is extended by agreement between the Issuer and Humana) or if, prior to such date, the merger agreement is terminated, the Issuer will be obligated to redeem all of the 2019 Notes, the 2021 Notes, the 2026 Notes, the 2036 Notes and the 2046 Notes at a redemption price equal to 101% of the aggregate principal amount of the Special Mandatory Redemption Notes, plus accrued and unpaid interest to, but excluding, the special mandatory redemption date.

CUSIP Number:	00817YAR9	00817Y AS7	00817Y AT5	00817Y AU2	00817Y AV0	00817Y AW8	00817Y AY4	00817Y AX6

ISIN Number:	US00817YAR99	US00817YAS72	US00817YAT55	US00817YAU29	US00817YAV02	US00817YAW84	US00817YAY41	US00817YAX67

Minimum Denomination:	$2,000 and multiples of $1,000 in excess thereof

Joint Book-Running Managers:	Citigroup Global Markets Inc.

UBS Securities LLC

Credit Suisse Securities (USA) LLC

Merrill Lynch, Pierce, Fenner & Smith

                      Incorporated

Barclays Capital Inc.

Mitsubishi UFJ Securities (USA), Inc.

Mizuho Securities USA Inc.

Morgan Stanley & Co. LLC

SunTrust Robinson Humphrey, Inc.

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

Co-Managers:	PNC Capital Markets LLC BNY Mellon Capital Markets, LLC HSBC Securities (USA) Inc. Fifth Third Securities, Inc.

We expect that delivery of the Notes will be made against payment therefor on or about June 9, 2016, which will be the fifth business day following the date of pricing of the Notes (such settlement cycle being herein referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers of Notes who wish to trade Notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the Notes initially will settle T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade Notes on the date of pricing or the next succeeding business day should consult their own advisor.

(1)	The security ratings above are not a recommendation to buy, sell or hold the securities. The ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each of the security ratings above should be evaluated independently of any other security rating.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146 (toll-free) or by calling UBS Securities LLC at 1-888-827-7275 (toll-free).